Exhibit 99.1

Lavoro Reports Fiscal Third Quarter 2023 Earnings Results

•	Lavoro’s revenue reached $1.5 billion USD for the nine months period ended March 31, 2023, representing growth of 25% versus the prior year period

•	For the nine months ended on March 31, 2023, gross profit was $285 million USD, increasing 35% over the previous year and representing a margin of 18.6%

•	Lavoro successfully completed the acquisition of Cromo Química on May 31, 2023, adding further products and expertise in high-performance adjuvants to Lavoro's Crop Care Cluster

•	In accordance with its growth strategy and commitment to offering comprehensive services to farmers, Lavoro entered into a strategic partnership in May 2023 with a subsidiary of Banco do Brasil to deliver tailored agricultural insurance solutions

•	Due to an extended duration of the diligence process, Lavoro does not anticipate completing the NS Agro transaction by the end of this fiscal year. As a result, the Company is now expecting fiscal year 2023 pro forma Adjusted EBITDA of $172 million to $178 million. Excluding the impact of delaying the closing of the NS Agro transaction, the Company expects to meet its previously provided guidance for fiscal year 2023 pro forma Adjusted EBITDA

SÃO PAULO – June 1, 2023 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO; LVROW), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, today announced its financial results for the fiscal third quarter, ended on March 31, 2023.

Ruy Cunha, CEO of Lavoro commented, “We produced strong year-to-date results that have us on track to deliver pro forma Adjusted EBITDA for fiscal year 2023 in the range of $172-178 million, inclusive of two new M&As. The first one, which was concluded on May 31, is Cromo Química. This company is a strategic addition to our vertically integrated Crop Care platform, adding high-performance adjuvants to our portfolio and further supporting this high-growth category. The other is the Brazilian distribution business, Referência Agroinsumos, which we expect to close by the end of the year. Additionally, we are pleased to offer yet another value-added service to our customers with the launch of our agricultural insurance solutions in partnership with Brasilseg, an insurance company owned by Banco do Brasil. These strategic additions are aimed at leveraging our vertically-integrated Crop Care solutions business and penetrating other related services that are expected to add fuel to the significant margin expansion that we anticipate in the coming years.”

Fiscal Third Quarter 2023 Highlights as Compared to Fiscal Third Quarter 2022:

•	Consolidated revenue declined by 2.6% to $486 million in 3Q23 compared to the same period in 2022, affected mainly by (i) the decrease in grain sales; (ii) currency devaluation of the Colombian peso adversely impacting the LatAm Cluster revenue by approximately $10 million (excluding this impact, consolidated revenue for 3Q23 would be basically flat to 3Q22), (iii) biological inputs sales from Crop Care that were brought forward to the end of 1H23 and (iv) reduced prices for fertilizers and herbicides products. On a year-to-date basis, revenue increased 25.3%, reaching $1.5 billion.

•	Gross profit declined by 15.2% to $71.9 million in 3Q23, while gross margin decreased by 2.2 percentage points to 14.8%, primarily reflecting the lower mix of Crop Care on consolidated sales, and lower product margins from fertilizers and herbicides (e.g. glyphosate) owing to decline in prices. To mitigate the impacts, the Company is in negotiations with suppliers regarding the volume of herbicides already acquired (mainly sold). It is worth mentioning the increase in specialties in the mix of inputs sold, a segment with a high margin contribution, represented almost 10% of 3Q23 input revenue (up from 7% last year). On a year-to-date basis, gross profit reached $285 million, up 35% and gross margin improved 1.4 percentage points to 18.6% versus the same period last year.

1

•	Operating expenses increased by 17.4%, or ~$7 million in 3Q23, of which $2 million was related to new acquisitions infrastructure and $5 million of investments aligned to Lavoro’s organic growth plan (RTVs, back-office enhancement, and points of sale). On a year-to-date basis, operating expenses increased by 32% (~$35 million), similar to the drivers in 3Q23.

•	Non-recurring expenses increased ~ $5 million, due to one-time SPAC bonus to employees in 3Q23. On a year-to-date basis, expenses increased ~ $10 million ($3 million of difference between the fair value of the Union Agro’s net assets and the price paid by the Company, recorded as a gain on 9M22; plus $2 million of impact from stock option plan expenses; plus one-time SPAC bonus).

•	Nasdaq listing expenses (market value adjustment) reflected in 3Q23 $61.5 million of difference between the fair value of the Lavoro Limited shares issued and the fair value of TPB Acquisition Corp.’s identifiable net assets received in exchange.

•	Financial results were $13 million higher in 3Q23 than 3Q22, as a result of the M&A activities, and market interest rates increase. On a year-to-date basis, financial results were $66 million higher than the previous year, owing to the same drivers.

•	Net loss was $74.3 million in 3Q23 compared to a net profit of $14.5 million in the prior year, primarily reflecting one-time costs ($61.5 million + $5 million, due to SPAC bonus), currency devaluation in Colombia, biological inputs sales from Crop Care that were brought forward to the end of 1H23, and higher financing expenses.

•	Adjusted EBITDA in 3Q23 was $25.2 million, reflecting the sales phasing and operating investments aligned with Lavoro’s growth plan strategy. On a year-to-date basis, Adjusted EBITDA grew 38% to $147.9 million and Adjusted EBITDA margin rose 0.9 percentage points to 9.7%

•	Adjusted Net Loss was $7.3 million in 3Q23, as compared to Adjusted Net Profit of $15.1 million in the prior year period. On a year-to-date basis, Adjusted Net profit was $46 million, increasing 8% over the previous year.

•	Lavoro continues to execute its M&A strategy and on May 31 it concluded the acquisition of Cromo Química, a leading company specializing in high-performance adjuvants and enhancers for agriculture. This acquisition strengthens Lavoro's Crop Care business segment, which focuses on biological inputs, specialty fertilizers, and post-patent crop protection products.

•	On May 3, 2023, Lavoro announced its partnership with Brasilseg, an insurance company and affiliate of the Banco do Brasil group, to provide agricultural insurance solutions to Brazilian farmers. This collaboration aligns with Lavoro's expansion strategy, which aims to offer integrated services in what we understand to be an underexplored market in Brazil.

2

Summary of Fiscal Third Quarter 2023¹

Highlights of Consolidated Results (US$, Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Revenue by Segment	486,414	499,347	-2.6%	1,529,300	1,220,133	25.3%
Brazil Cluster	426,509	432,106	-1.3%	1,304,928	1,034,733	26.1%
LatAm Cluster	48,248	54,847	-12.0%	171,287	156,480	9.5%
Crop Care Cluster	17,054	19,766	-13.7%	110,147	48,936	125.1%
Intercompany²	(5,396)	(7,372)	-26.8%	(57,063)	(20,016)	185.1%
Revenue Breakdown	486,414	499,347	-2.6%	1,529,300	1,220,133	25.3%
Input	432,176	440,564	-1.9%	1,447,654	1,129,754	28.1%
Grains	54,239	58,783	-7.7%	81,646	90,379	-9.7%
Gross Profit	71,898	84,812	-15.2%	285,037	210,501	35.4%
Gross Margin %	14.8%	17.0%	-2.2 p.p.	18.6%	17.3%	1.4 p.p.
Brazil Cluster Margin %	12.1%	15.8%	-3.7 p.p.	16.8%	16.2%	0.7 p.p.
LatAm Cluster Margin %	15.8%	13.9%	1.9 p.p.	16.7%	16.3%	0.3 p.p.
Crop Care Cluster Margin %	46.8%	33.7%	13.0 p.p.	41.5%	35.9%	5.6 p.p.
Operating Expenses	(48,648)	(41,444)	17.4%	(141,656)	(107,058)	32.3%
SG&A	(46,206)	(38,346)	20.5%	(145,220)	(109,865)	32.2%
Others	(2,442)	(3,099)	-21.2%	3,564	2,808	26.9%
Non-recurring Expenses	(5,462)	(609)	796.6%	(8,770)	1,511	-680.5%
Nasdaq Listing Expenses³	(61,531)	-	0.0%	(61,531)	-	0.0%
EBITDA	(41,769)	44,062	-194.8%	77,623	109,104	-28.9%
EBITDA Margin %	-8.6%	8.8%	-17.4 p.p	5.1%	8.9%	-3.9 p.p
Depreciation and Amortization	(8,811)	(6,757)	30.4%	(24,274)	(20,414)	18.9%
Financial Results	(29,365)	(16,356)	79.5%	(91,071)	(25,353)	259.2%
Income taxes current and deferred	5,631	(6,482)	-186.9%	13,391	(19,144)	-170.0%
Net Profit	(74,313)	14,467	-613.7%	(24,331)	44,194	-155.1%
Net Profit Margin %	-15.3%	2.9%	-18.2 p.p	-1.6%	3.6%	-5.2 p.p
Adjusted EBITDA	25,224	44,671	-43.5%	147,923	107,594	37.5%
Adjusted EBITDA Margin %	5.2%	8.9%	-3.8 p.p	9.7%	8.8%	0.9 p.p
Adjusted Net Profit	(7,320)	15,076	-148.6%	45,969	42,683	7.7%
Net Margin %	-1.5%	3.0%	-4.5 p.p	3.0%	3.5%	-0.5 p.p

Note: (1) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The average exchange rate for the third quarter of 2023 (January to March 2023) was BRL 5.1934 to US$1.00, and for the third quarter of 2022 (January to March 2022) it was BRL 5.2264 to US$1.00. The exchange rate for the six months ended on December 31, 2022, was BRL 5.279 to US$1.00, based on the FX rate on the last day of the period. The exchange rate for the six months ended on December 31, 2021, was BRL 5.5700 to US$L1.00, based on the FX rate on the last day of the period. Source: Refinitiv.

Note: (2) Comprehend sales between Crop Care and Brazil Cluster.

Note: (3) Represents expenses related to the business combination with TPB Acquisition Corp I.

3

Segment Summary of Fiscal Third Quarter 2023:

Brazil Cluster

Brazil Cluster revenue decreased by 1.3% to $426.5 million, mainly driven by the reduction in grain revenue. Revenue generated from inputs remained consistent with 3Q22. The rise in specialties revenue offset the lower prices for fertilizers and herbicides, which have now returned to historical levels after the supply shortage risk in 2022. The seasonality of input sales also showed a moderate change compared to the previous year but still aligned with Lavoro's historical averages. Segment gross margin declined by 3.7 percentage points to 12.1%, reflecting the lower margins from herbicides (e.g. glyphosate). Gross margin reduction was partially offset by the increased contribution of specialties in the overall mix of inputs sold.

Brazil Cluster Summary (US$, Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Revenue Category	426,509	432,106	-1.3%	1,304,928	1,034,733	26.1%
Inputs	372,504	374,246	-0.5%	1,229,516	948,001	29.7%
Grains	54,005	57,859	-6.7%	75,412	86,732	-13.1%
Gross Profit	51,616	68,432	-24.6%	219,732	167,208	31.4%
Gross Margin %	12.1%	15.8%	-3.7 p.p.	16.8%	16.2%	0.7 p.p.

LatAm Cluster

The LatAm Cluster experienced a 12% decrease in revenue, primarily driven by the devaluation of the Colombian currency. On a constant currency basis (local currency, Colombian peso, COP$), the segment achieved 7.1% growth driven by a 7.9% increase in input revenue, specifically in specialties, crop protection, fertilizers, and corn seeds. Additionally, services revenue, which includes the application of inputs for clients, realized a 22% increase, reflecting Lavoro's focus on efficiency and profitability through growth in treated acreage and the acquisition of new clients. LatAm Cluster demonstrated improved operational efficiency, driven by a favorable mix of high-margin inputs and an enhanced commercial strategy, which led to a gross margin expansion of 1.9 percentage points to 15.8% in 3Q23.

LatAm Cluster Summary (USD, Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Revenue Category	48,248	54,847	-12.0%	171,287	156,480	9.5%
Inputs	46,142	52,058	-11.4%	159,881	150,212	6.4%
Services	1,873	1,865	0.4%	5,172	2,621	97.4%
Grains	234	924	-74.7%	6,234	3,648	70.9%
Gross Profit	7,609	7,631	-0.3%	28,535	25,579	11.6%
Gross Margin %	15.8%	13.9%	1.9 p.p.	16.7%	16.3%	0.3 p.p.

Crop Care

Crop Care segment revenue declined by 13.7% to $17.1 million primarily due to the phasing of biological input sales to the Brazil Cluster, which part of them was moved forward from 3Q23 to the end of 1H23. Gross margin demonstrated significant improvement, rising by 13 percentage points to reach 46.8%. This increase was primarily driven by the 18% revenue growth in specialty fertilizers, a high-margin product, which experienced both volume and price growth. It is worth noting that Crop Care is a high-margin segment, representing 11% of the total Group's gross profit in 3Q23.

Crop Care Cluster Summary (US$, Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Revenue	17,054	19,766	-13.7%	110,147	48,936	125.1%
Intercompany[4]	5,396	7,372	-26.8%	57,063	20,016	185.1%
Gross Profit	7,974	6,664	19.7%	45,755	17,586	160.2%
Gross Margin %	46.8%	33.7%	13.0 p.p.	41.5%	35.9%	5.6 p.p.

Note: (4) Intercompany revenue comprehends sales between Crop Care and Brazil Cluster.

4

Recent Business and Commercial Updates

Partnership with Brasilseg to provide rural insurance

On May 3, 2023, Lavoro announced its agreement with Brasilseg, an insurance company and affiliate of the Banco do Brasil group, to offer agricultural insurance solutions to Brazilian farmers. The partnership reflects Lavoro’s expansion strategy, which seeks to implement integrated services aimed at farmers in a market that is still largely unexplored in Brazil. The type of insurance to be offered is called Agrícola Flex, which provides productivity coverage for soybean, corn, and wheat crops. Lavoro will offer insurance products at all its points of sale in Brazil, whether at our retail stores or through on-site visits by our RTVs.

Recent M&As Updates

Closed agreements

Cromo Química

On May 31, Lavoro concluded the acquisition of a majority stake in Cromo Química, a company based in Rio Grande do Sul, in southern Brazil, specializing in the production of high-performance adjuvants for agriculture, focusing on soybean, corn, cotton, and winter crops. The company has a strong presence in the South and Midwest regions of Brazil. The acquisition will be integrated into the Company’s vertically integrated business segment, Crop Care, which operates with biological inputs, specialty fertilizers, and off-patent crop protection products.

Signed acquisitions (Binding MoUs)

NS Agro

As previously announced on August 25, 2022, Lavoro entered into an agreement to acquire an 82% interest in NS Agro, a holding company of agricultural inputs retailers in Chile and Peru, specializing in crop protection and fertilizers.

Due to an extended duration of the diligence process, Lavoro does not anticipate completing the NS Agro transaction by the end of this fiscal year. Given this, the Company believes it is prudent to remove NS Agro from our proforma guidance for 2023. In the meantime, Lavoro remains closely engaged with NS Agro and will provide further updates as appropriate.

Referência Agroinsumos

On February 28, 2023, the Company entered into an agreement to acquire a controlling interest in Referência Agroinsumos. Founded in 2006, Referência has nine distribution locations and more than 80 employees, serving approximately 2,000 customers in the South of Brazil. Referência, which sells inputs of major brands such as Bayer and Corteva, has grown approximately 43% per year in the last four years, opened seven locations in the state, and reported net revenue of approximately BRL 300 million in the 2022 fiscal year. The completion of this acquisition is subject to the usual precedent conditions for this type of transaction, including approval by the regulatory authorities in Brazil.

5

Pro forma Financial Information5

Consolidated Pro forma (in US$ million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Pro forma Revenue by Segment	486,415	539,075	-9.8%	1,590,606	1,418,471	12.1%
Pro forma COGS	(414,516)	(446,611)	-7.2%	(1,296,141)	(1,171,792)	10.6%
Pro forma Gross Profit	71,898	92,464	-22.2%	294,466	246,679	19.4%
Pro forma Gross Margin	14.8%	17.2%	-2.4 p.p.	18.5%	17.4%	1.1 p.p.
Pro forma Operating Expenses	(59,010)	(49,684)	18.8%	(173,046)	(139,097)	24.4%
% Pro forma Revenue	-12.1%	-9.2%	-2.9%	-10.9%	-9.8%	-1.1%
Pro forma Adjusted EBITDA	27,013	50,298	-46.3%	154,527	126,955	21.7%
Pro forma Adjusted EBITDA Margin %	5.6%	9.3%	-3.8 p.p.	9.7%	9.0%	0.8 p.p.
Pro forma Profit	(74,324)	19,211	-486.9%	(19,038)	57,024	-133.4%
Pro forma Net Margin %	-15.3%	3.6%	-18.8p.p.	-1.2%	4.0%	-5.2 p.p.

Note: (5) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution). Pro Forma Revenues represent fully combined revenues, which include revenues from non-controlling minority shareholders.

Full Fiscal Year 20236,7 Guidance

Pro forma Guidance[6,7,8]	Full Year Fiscal 2023
(US$, Million)
Pro forma Revenue	1,990 ≤ ∆ ≤ 2,130
Pro forma Adjusted EBITDA	172 ≤ ∆ ≤ 178
Pro forma Adjusted EBITDA Margin %	8.4% ≤ ∆ ≤ 8.6%

Note: (6) Fiscal year starting on July 1, 2022, and ending on June 30th, 2023.

Note: (7) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The exchange rate used was a spot rate of 5.13 for fiscal year 2023.

Note: (8) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution). Pro Forma Revenues represent fully combined revenues, which include revenues from non-controlling minority shareholders.

Pro forma guidance represents (i) the pro forma performance of the Company for FY23 including the full year impact from closed acquisitions. As previously mentioned, the pro forma guidance no longer includes contributions from NS Agro given the delayed completion of the transaction. Excluding the impact of NS Agro, the company anticipates meeting its previous pro forma Adjusted EBITDA guidance.

Consolidated Guidance – Excluding Future M&As6,7	Full Year Fiscal 2023
(US$, Million)
Consolidated Revenue	1,950 ≤ ∆ ≤ 2,050
Consolidated Adjusted EBITDA	154 ≤ ∆ ≤ 159
Consolidated Adjusted EBITDA Margin %	7.8% ≤ ∆ ≤ 7.9%

Note: (6) Fiscal year starting on July 1, 2022, and ending on June 30th, 2023.

Note: (7) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The exchange rate used was a spot rate of 5.13 for fiscal year 2023.

The consolidated view accounts for Lavoro’s fiscal year-to-date consolidated reported results, plus an expectation for its to be reported fiscal fourth quarter results (which reflect the lower seasonality inherent in the business). It accounts for Cromo Química’s expected results for the month of June 2023 (one month of acquisition).

6

Conference Call Details

The Company will host a conference call and webcast to review its fiscal third quarter 2023 results on Thursday, June 1, 2023, at 5:00 pm ET / 6:00 pm BRT.

The live telephonic conference call can be accessed following registration via this link https://edge.media-server.com/mmc/p/ox7iv3gg. The webcast link is also available via: https://ir.lavoroagro.com/disclosure-and-documents/events/. An archived replay of the webcast will also be available shortly after the live event has concluded.

The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/.

Non-IFRS Financial Measures

This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit for the period, adjusted for finance income (cost), net, income taxes current and deferred, depreciation and amortization, M&A expenses that in management’s judgment do not necessarily occur on a regular basis, fair value of inventories sold from acquired companies, minus gain on bargain purchases, to provide further meaningful information to evaluate the Company’s performance. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period. Pro Forma Adjusted EBITDA is defined as pro forma profit for the period, adjusted for pro forma finance income (costs), net, pro forma income taxes current and deferred, pro forma depreciation and amortization, fair value on inventories sold from acquired companies, and M&A expenses that in management’s judgment do not necessarily occur on a regular basis, minus gain on bargain purchases. Pro Forma Adjusted EBITDA Margin is calculated as Pro Forma Adjusted EBITDA as a percentage of pro forma revenue for the period.

The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures, Adjusted EBITDA, and Pro Forma Adjusted EBITDA, to their most comparable IFRS measures, are provided in the table below.

7

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Pro forma9,10

Reconciliation of Adjusted EBITDA (US$, Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Net Profit/Loss for the Period	(74,313)	14,467	-613.7%	(24,331)	44,194	-155.1%
(+) Finance income (costs)	29,365	16,356	79.5%	91,071	25,353	259.2%
(+) Income taxes current and deferred	(5,631)	6,482	-186.9%	(13,391)	19,144	-170.0%
(+) Depreciation and amortization	6,837	5,453	25.4%	19,733	16,263	21.3%
(+) Fair value of inventories sold from acquired companies	1,974	1,304	51.4%	4,542	4,150	9.4%
(+) M&A expenses[11]	406	609	-33.4%	1,419	1,774	-20.0%
(-) Gain on bargain purchases[12]	-	-	-	-	(3,285)	-100.0%
(+) Nasdaq Listing expenses¹³	61,531	-	100.0%	61,531	-	100.0%
(+) Stock Option Plan	103	-	100.0%	2,397	-	100.0%
(+) SPAC bonus	4,954	-	100.0%	4,954	-	100.0%
Adjusted EBITDA	25,224	44,671	-43.5%	147,923	107,594	37.5%
(/) Revenue	486,414	499,347	-2.6%	1,529,300	1,220,133	25.3%
Adjusted EBITDA margin %	5.2%	8.9%	-3.8 p.p.	9.7%	8.8%	0.9 p.p.

Reconciliation of Pro forma Adjusted EBITDA (US$ Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Pro forma Net Profit/Loss for the Period	(74,324)	19,211	-486.9%	(19,038)	57,024	-133.4%
(+) Pro forma finance income (costs), net	31,313	16,613	88.5%	91,494	29,296	212.3%
(+) Pro forma income taxes current and deferred	(5,631)	6,956	-180.9%	(12,567)	21,263	-159.1%
(+) Pro forma depreciation and amortization	6,689	5,605	19.3%	19,796	16,733	18.3%
(+) M&A expenses¹¹	406	609	-33.4%	1,419	1,774	-20.0%
(+) Fair value of inventories sold from acquired companies	1,974	1,304	51.4%	4,542	4,150	9.4%
(-) Gain on bargain purchases[12]	-	-	-	-	(3,285)	-100.0%
(+) Listing expenses¹³	61,531	-	100.0%	61,531	-	-
(+) Stock Option	103		100.0%	2,397		100.0%
(+) SPAC bonuses	4,954		100.0%	4,954		100.0%
Pro forma Adjusted EBITDA	27,013	50,298	-46.3%	154,527	126,955	21.7%
(/) Pro forma revenue	486,415	539,075	-9.8%	1,590,606	1,418,471	12.1%
Pro forma Adjusted EBITDA margin %	5.6%	9.3%	-3.8 p.p.	9.7%	9.0%	0.8 p.p.

Note: (9) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The average exchange rate for the third quarter of 2023 (January to March 2023) was BRL 5.1934 to US$1.00, and for the third quarter of 2022 (January to March 2022) it was BRL 5.2264 to US$1.00. The exchange rate for the six months ended on December 31, 2022, was BRL 5.279 to US$1.00, based on the FX rate on the last day of the period. The exchange rate for the six months ended on December 31, 2021, was BRL 5.5700 to US$L1.00, based on the FX rate on the last day of the period. Source: Refinitiv.

Note: (10) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial “stub period” contribution). Pro Forma Revenues represent fully combined revenues, which include revenues from non-controlling minority shareholders.

Note: (11) M&A expenses primarily include M&A accounting and tax due diligence expenses.
Note: (12) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

Note: (13) Represents expenses related to the business combination with TPB Acquisition Corp I.

8

Reconciliation of Adjusted Profit (Loss) 14

Reconciliation of Adjusted Profit/Loss (US$ Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Profit/Loss for the Period	(74,313)	14,467	-613.7%	(24,331)	44,194	-155.1%
(+) M&A expenses[15]	406	609	-33.4%	1,419	1,774	-20.0%
(-) Gain on bargain purchases[16]	-	-	-	-	(3,285)	-100.0%
(+) Nasdaq Listing expenses[17]	61,531	-	100.0%	61,531	-	100.0%
(+) Stock Option Plan	103	-	100.0%	2,397	-	100.0%
(+) SPAC bonus	4,954	-	100.0%	4,954	-	100.0%
Adjusted Net Profit/Loss	(7,320)	15,076	-148.6%	45,969	42,683	7.7%
(/) Revenue	486,415	539,075	-9.8%	1,590,606	1,418,471	12.1%
Adjusted Net Profit/Loss margin %	-1.5%	3.0%	-4.5 p.p.	3.0%	3.5%	-0.5 p.p.

Note: (14) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The average exchange rate for the third quarter of 2023 (January to March 2023) was BRL 5.1934 to US$1.00, and for the third quarter of 2022 (January to March 2022) it was BRL 5.2264 to US$1.00. The exchange rate for the six months ended on December 31, 2022, was BRL 5.279 to US$1.00, based on the FX rate on the last day of the period. The exchange rate for the six months ended on December 31, 2021, was BRL 5.5700 to US$L1.00, based on the FX rate on the last day of the period. Source: Refinitiv.

Note: (15) M&A expenses primarily include M&A accounting and tax due diligence expenses.
Note: (16) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

Note: (17) Represents expenses related to the business combination with TPB Acquisition Corp I.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and the first in Latin America to be listed on the Nasdaq Stock

Market under the "LVRO" and "LVROW" tickers. Through a comprehensive portfolio of products and services, the company empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, operating in Brazil, Colombia, and Uruguay, serving about 72,000 customers, through its physical presence, in more than 210 stores distributed in Latin America and with a team of over 1,000 technical sales consultants, and digital, with its marketplace Learn more about Lavoro at ir.lavoroagro.com.

Reportable Segments

Lavoro’s reportable segments are the following:

Brazil Cluster: comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil.

LatAm Cluster: includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).

Crop Care Cluster: includes companies that produce and import our own portfolio of private label products including specialty products (e.g., biologicals and specialty fertilizers) and off-patent crop protection.

9

Lavoro’s Fiscal Year

Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30th of the following year. Given this, Lavoro’s quarters have the following format:

1Q – quarter starting on July 1 and ending on September 30.

2Q – quarter starting on October 1 and ending on December 31.

3Q – quarter starting on January 1 and ending on March 31.

4Q – quarter starting on April 1 and ending on June 30.

Definitions

RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will

10

cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Julian Garrido

julian.garrido@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com

11